As filed with the Securities and Exchange Commission on August 14, 2001


                           Registration No. 333-57824
      ---------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     ------
                               Amendment No. 2 to
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                          ----------------------------

                               Aura Systems, Inc.
             (Exact name of Registrant as specified in its charter)

                               Delaware 95-4106894
                (State or other jurisdiction of (I.R.S. Employer
               incorporation or organization) Identification No.)

                   2335 Alaska Avenue, El Segundo, California
                90245 (Address, including zip code, and telephone
                          number, including area code,
                   of Registrant's principal executive office)

                  Zvi (Harry) Kurtzman, Chief Executive Officer
                               Aura Systems, Inc.
                               2335 Alaska Avenue
                              El Segundo, CA 90245
                                 (310) 643-5300
                     (Name, Address, including zip code, and
          telephone number, including area code, of agent for service)

                                    Copy to:

                              Samuel S. Guzik, Esq.
                               Guzik & Associates
                       1800 Century Park East, Fifth Floor
                              Los Angeles, CA 90067
                                 (310) 788-8600

Approximate  date of proposed  sale to the  public:  From time to time after the effective date of the
                                                     Registration Statement.

If the only securities registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee


----------------------------------------------------------------------------------------------
                                                                              Proposed
Title of each class                                           Proposed        maximum
of securities to be                 Amount to be           maximum offering        aggregate offering       Amount of
       registered            registered(4)           price per share                      price
------------------------   -----------------      ----------------------           -------------------

                                                                                                 registration fee


Common Stock,               19,200,143               $0.405(1)             $  7,776,058(1)         $3,111(1)
$.005 par value             21,390,773               $0.75  (2)            $16,043,080(2)          $6,418(2)
                             3,514,427               $0.615(3)             $ 2,161,373(3)            $865(3)


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the high and low price of the Registrant's common stock on March 27, 2001. This amount has previously been paid.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the high and low price of the Registrant's common stock on June 11, 2001. This amount has been previously paid.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the high and low price of the Registrant's common stock on August 10, 2001.

(4) Included in this amount are: (i) 34,105,343 shares of common stock previously issued by the Registrant in private placements; and (iii) 10,000,000 shares of common stock issued by the Registrant in settlement of litigation.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting the offer to buy these securities in any state where such offer or sale is not permitted.


                  Subject to completion, dated August 14, 2001


                                   Prospectus


                        44,105,343 SHARES OF COMMON STOCK


                               AURA SYSTEMS, INC.


     The stockholders of Aura Systems, Inc. listed elsewhere in this prospectus may offer and sell from time to time shares of our common stock under this prospectus. These shares include:


     o 34,105,343 shares of common stock sold by us to stockholders in private sales; and

     o 10,000,000 shares of common stock issued in connection with the settlement of litigation.


     We will not receive any part of the proceeds from sales of common stock by the selling stockholders.


     Our common stock is traded on the NASD, Inc. OTC Bulletin Board under the trading symbol "AURA". On August 10, 2001, the last reported sales price of our common stock on the NASD, Inc. OTC Bulletin Board was $0.605.


The purchase of our securities involves a high degree of risk. See "Risk Factors" at page four for a discussion of matters that you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                     SUMMARY


OUR COMPANY

         We develop, design, assemble and sell AuraGen(R) induction power systems for mobile power applications in the multibillion dollar mobile power generation markets. An induction power system refers to the basic electromagnetic approach used in electric motors that do not use brushes and permanent magnets. We provide a unique and patented energy solution and are the only company to provide a proven, commercially available, up to 8,500 watts of pure sine wave power system, that is fully integrated under the hood of a vehicle. Our system is capable of generating full power up to 8500 watts at all engine speeds including enhanced engine idle speed for gasoline based engines and at idle speed for bigger diesel based engines. The AuraGen(R) combines sophisticated mechanical and electronics design, advanced engineering and break-through electromagnetic technology to produce a highly reliable and flexible mobile power generating system that creates alternating current (AC) and direct current (DC) electricity, for industrial, commercial and military use. Traditional mobile power users are found in construction, cable, emergency/rescue, marine, entertainment, railroad, recreational vehicles, telecommunications, tool sales trucks, utilities, municipalities, military and personal use. We believe that in addition to the traditional mobile power market for generators, due to its compactness and clean power, the AuraGen(R) could allow for energy applications that were not previously practical, particularly in areas that require clean power such as computers and other sensitive digital instrumentation.

         The AuraGen(R) is an induction machine composed of three basic subsystems. The first subsystem consists of a mechanical device that is bolted to the vehicle engine. The second subsystem is an electronic control unit that can be mounted anywhere in the vehicle except under the hood. The third subsystem is the mounting brackets and supporting components for under-the-hood integration.

         The mechanical component generates electricity when the system is rotated by the vehicle engine in a manner similar to the conventional alternator. Unlike the alternator, this device generates maximum power at all speeds including enhanced idle speed for gasoline engines and idle speed for larger diesel engines. The electronic control unit filters and conditions the electricity to provide clean power at different steady voltages.

         References to Aura includes Aura Systems, Inc. and its subsidiaries, unless the context indicates otherwise. Our headquarters are located at 2335 Alaska Avenue, El Segundo, California 90245, and our telephone number is (310) 643-5300. Our Internet address is www.aurasystems.com. Information on this website is not a part of this prospectus.

USE OF PROCEEDS

         All net proceeds from the sale of the shares of our common stock covered by this prospectus will go to the stockholders who offer and sell their shares. We will not receive any of the proceeds from the sales of these shares of our common stock by the selling stockholders.




RISK FACTORS

         Should you choose to make an investment in our common stock, you must understand that this investment involves a high degree of risk. You should not purchase our common stock unless you can afford to lose your entire investment. Before purchasing our common stock you should carefully consider the following risk factors as well as the other information in this prospectus. Some of the statements contained in this prospectus involve forward looking statements. Our actual results may differ significantly from our projections. The risks discussed below, as well as risks and uncertainties not presently known to us or that we currently believe are immaterial, could have a material adverse effect on our business, operating results or financial condition.


Our limited operating history in our current line of business makes it difficult to predict how our business will develop and future operating results.


         We have a limited operating history in our current line of business, which is centered around the development, manufacture and sales of the AuraGen(R) family of products, and we face many of the risks and uncertainties encountered by early-stage companies who introduce new products to an established market. Therefore, it is difficult to predict how our business will develop in the future.



We have a history of losses, and we may not be profitable in any future period.


         In each fiscal year since our organization in 1987 we have not made a profit. We have an accumulated deficit of approximately $264 million from our inception through May 31, 2001. There are no assurances that we will achieve or maintain profitability. These losses reflect a number of events over the past 14 years. First, the majority of our revenues during the five years ended February 1999 were derived from our NewCom subsidiary, which was engaged in the computer peripherals business until it ceased operations in the first quarter of 1999. NewCom's business was severely impacted by an industry-wide slump in the computer peripherals business in 1998. Second, we were established in 1987 to develop electromagnetic and electrooptical technology used primarily in military applications and new commercial and consumer applications. These development activities required significant expenditures of capital over the years for development and to identify and commercialize new applications for this technology. Prior to the introduction of the AuraGen(R) products, only the sound speaker activities were able to achieve commercial success.


Our revenues have declined significantly in recent years.


         We have experienced a significant decline in operating revenues over the past few years. Our net revenues peaked at approximately $136 million in our fiscal year ended February 1998. Revenues declined to $2.5 million for the fiscal year ended February 2001, and to $2.8 million for the quarter ended May 31, 2001. The decline in revenues is due primarily to the cessation of operations of our computer peripherals subsidiary, NewCom, Inc., in the first quarter of 1999, and the sale of our AuraSound speaker division and ceramics operations. All of our operating revenues are now derived from the sale of our AuraGen(R) products, which did not produce a material amount of revenues until the fourth quarter of our fiscal year ended February 2001. We expect that all of our operating revenues will continue to be derived from AuraGen(R) sales in the foreseeable future.



Because our operating results have been uneven and may continue to fluctuate, this could affect our stock price.

         Because our efforts since 1999 have been focused entirely on the introduction of the AuraGen(R) family of products into the marketplace, our revenues and operating results have been uneven and may continue to be so during our current fiscal year and beyond. These fluctuations could affect our stock price. Factors which could affect our operating results include:
       o The size, timing and shipment of individual orders; o Market acceptance of our products; o Development of direct and indirect sales channels; and o The timing of introduction of new products or enhancements.



The success of our business will depend entirely upon the commercial success of the AuraGen(R) products, as we are not currently engaged in any other line of business.

         In 1999 we implemented a restructuring of our business which involved the focus of all of our resources on the successful commercialization of the AuraGen(R) products, and we discontinued or sold most of our then ongoing operations, including computer peripherals, and sound and ceramics operations. Because we have elected to focus our business in a single line of business, rather than diversifying into other areas, our success will be dependent upon the commercial success of the AuraGen(R) product line.

Our business will require additional capital, and there is no assurance that it will be available.


         The cash flow generated from our operations to date has not been sufficient to fund our working capital needs. Accordingly, we have relied upon external sources of financing to maintain liquidity, principally private and bank indebtedness and equity financing. We expect to fund any operating shortfall in our current fiscal year from cash on hand, and we expect to continue to seek external sources of capital such as debt and equity financing. We have no assurances that such funds will be available at the times or in the amounts required by us. If future financing involves the issuance of equity securities, existing stockholders may suffer dilution in net tangible book value per share. The unavailability of funds could have a material adverse effect on our financial statements, results of operations and our ability to expand operations.


Our auditors have qualified their reports on our financial statements to indicate that there is substantial doubt as to our ability to continue as a going concern, which could adversely affect our ability to obtain third party financing.

         Our auditors, Singer Lewak Greenbaum Goldstein LLP, and their predecessor, Pannell Kerr Forster, Certified Public Accountants, a Professional Corporation, have qualified their reports on the financial statements for the fiscal year ended February 28, 2001, and the two years ended February 29, 2000, respectively, to indicate that there is "substantial doubt" about our ability to continue as a going concern. These opinions are based upon our continuing losses from operations, involvement in significant material litigation and non-compliance with various loan covenants. The existence of the going concern qualification could affect our ability to obtain financing from third parties or could result in increased cost of this financing.
         Our continued existence will require that we generate sufficient cash flow from operations or obtain necessary capital from outside sources. As indicated elsewhere in this prospectus, to date we have been unable to achieve profitability and our financial success is dependent upon the success of our AuraGen(R) line of products. Our ability to achieve profitability will depend upon a number of factors, many of which we do not control, including successful marketing and sales of the AuraGen(R) line of products. Until we are able to generate sufficient cash flow from our operations, we will be dependent on external sources of funding, such as the sale of equity, favorable vendor payment terms and debt financing. These sources of funding may not be available when we require them, or they may not be available in amounts sufficient to sustain our operations.
         Although we were not in compliance with the terms of indebtedness to a bank as of February 28, 2001, this indebtedness was paid in full in July 2001.
         For further information regarding our financial condition see "Management's Discussion and Analysis of Results of Operations" and our consolidated financial statements which are contained in our annual report on Form 10-K for the fiscal year ended February 28, 2001.


We are a party to material litigation which, if adversely determined, could have a material adverse effect on our financial condition.


         We are involved in litigation which, if adversely determined, could have a material adverse effect on our financial condition. These proceedings discussed below arose from the operations of our subsidiary, NewCom, Inc., which ceased operations in 1999. Based upon the facts and circumstances known to us at this time, we do not anticipate that pending litigation will have a material adverse effect on our financial condition.


         Excalibur v. Aura

         On November 12, 1999, a lawsuit was filed by three investors against Aura and Zvi Kurtzman, Aura's Chief Executive Officer, in Los Angeles Superior Court entitled Excalibur Limited Partnership v. Aura Systems, Inc. (Case No. BC220054) arising out of two NewCom, Inc. financing consummated in December 1998. The NewCom financing comprised (1) a $3 million investment into NewCom in exchange for NewCom common stock, warrants for NewCom common stock, and repricing rights which entitled the investors to receive additional shares in the event the price of NewCom common stock fell below a specified level, and (2) a loan to NewCom of $1 million in exchange for a promissory note and warrants to purchase NewCom common stock. The Excalibur plaintiffs allege in their complaint that Aura breached its agreements by, among other things, failing to register the Aura common stock. They further allege that Aura misrepresented its intention to register the Aura shares in order to induce them to loan $1.0 million to NewCom. They are seeking damages of not less than $4.5 million.

         Aura has alleged certain cross-claims against the Excalibur plaintiffs. Aura contends that they violated their contractual obligations to Aura by engaging in unlawful short sales of NewCom stock, commencing on January 20, 1999, and were in violation of covenants in the subscription agreements. Aura contends that, as a result of the violations and on the basis of other factors and legal theories, Aura's obligations to deliver the shares and to make any payments to Plaintiffs was terminated. Aura further claims that its consent to its agreements was procured as a result of fraudulent misrepresentations. Aura also has asserted claims for damages based on alleged breaches of the Excalibur plaintiffs' contractual obligations to Aura and on their alleged misrepresentations to Aura.

         All individually named defendants have been dismissed by agreement of the parties. In May 2001 Aura moved and the Court granted Aura's motion to require the Excalibur plaintiffs' to post a bond in the amount of $225,000 to secure any cost award that may be entered in Aura's favor on the basis that it is "reasonably possible" that Aura will prevail in this matter. Aura's motion for summary judgment on the Excalibur plaintiffs' lawsuit has been taken under submission by the trial judge. The Excalibur plaintiffs' motion for summary judgment was denied. The court also vacated the trial date originally set and no trial date has yet been rescheduled.
         The Company believes that it has meritorious defenses and cross-claims to the Plaintiffs' allegations. However, no assurances can be given as to the ultimate outcome of this proceeding.

         Kerry Morgan, et. al. vs. NewCom, Inc. (Settlement Pending)


         In December 1999, a lawsuit was filed against NewCom, Inc. which, as currently amended also includes Aura Systems, Inc., Steven Veen, Sultan Khan, Asif Khan and Zvi Kurtzman, Deutsche Financial Services, Inc., Best Buy Co.,
Inc., Circuit City Stores, Inc. a/k/a Compusa, the Computer Super Store, and Staples, Inc., in the Circuit Court for the County of Wayne Michigan (Case No. 98-838563 CP). The plaintiff's sixth amended complaint purports to be a class action on behalf of a class alleged to consist of approximately two hundred thousand persons who purchased a NewCom Inc., a/k/a Atlas Peripherals computer product from Best Buy Co., Inc., Circuit City Stores, Inc., Computer City, and/or Staples, Inc. The complaint alleges that plaintiffs did not receive a rebate of between twenty to fifty dollars on NewCom products, as advertised and promoted by the above mass retailer. Plaintiffs further allege that the mass retailers without any justification, failed to pay NewCom for product received and sold. The lawsuit named Aura primarily on the basis that Aura was the "alter ego" of NewCom and seeks unspecified damages against Aura as well as the other defendants. The plaintiffs seek, among other remedies, to recover all or part of the amount that the retailers failed to pay. Circuit City has filed a cross-complaint against NewCom, Sultan Khan, Asif Khan, Aura, Deutche Financial Services, Zvi Kurtzman and Steven Veen. Deutsche Financial Services has filed a cross-complaint against Staples. No trial date has been set. The named individuals have tendered coverage of the claims to their respective insurers. Aura believes that NewCom was at all times independently operated and at no time did Aura assume any of NewCom's obligations regarding rebates. Aura also believes that in addition to meritorious defenses, it has cross-claims against Circuit City and other mass retailers, as they did not pay for the products they purchased from NewCom and then sold to consumers. Although we intend to vigorously prove our claims and defenses, no assurances, however, can be given as to the ultimate outcome of this proceeding.
         Based upon discussions of the parties under court supervision, Aura presently expects to enter into a definitive settlement with all parties, where Aura's settlement portion will be limited to $400,000 cash payable in monthly installments of $10,000 to the plaintiffs. No assurances, however, can be given that the settlement will be consummated as the parties are still in negotiations.

The market acceptance of our AuraGen(R) product is uncertain.


         Our business is dependent upon sales generated from our AuraGen(R) family of products. This product utilizes new technology and has only recently been introduced into the existing mobile electric power marketplace. We are dependent on the broad acceptance by industry and businesses of our products. Because this is a new product in a well established marketplace, the timing for market acceptance cannot be predicted. A mass market for our product may fail to develop or it may develop more slowly than we anticipate.

Our business may be adversely affected by industry competition.

         The industries in which we operate are extremely competitive. Many of our competitors have substantially greater financial resources, spend considerably larger sums than us on research, new product development and marketing, and have long-standing customer relationships. Furthermore, we must compete with many larger and better established companies in the hiring and retention of qualified personnel. Although we believe we have significant technological advantages over our competitors, realizing and maintaining such advantages will require us to develop customer relationships and will also depend on market acceptance of our products. We face substantial competition from companies that have been offering traditional solutions such as gensets (portable generators) for the last 50 years. In addition we face competition from companies that offer inverter (a device that inverts battery direct current electricity to alternating current) solutions for the last 20 years. Our future revenues and profits will be largely dependent on the successful introduction of our AuraGen(R) products. Competitive pressures could reduce market acceptance of our products. We may not have the financial resources, technical expertise or marketing and support capabilities to compete successfully in the future.


We depend upon our intellectual property to make our products competitive and if we are unable to protect our intellectual property our business will suffer.


         We protect our proprietary technology by means of patent protection, trade secrets and unpatented proprietary know-how. In particular, we are relying on a number of patents and patent applications to protect the AuraGen(R) products from competition, which cover the basic mechanical design of the AuraGen(R) system, the control system, and the fully integrated system. Without patent protection we would be vulnerable to competition from third parties who could potentially develop competing products through reverse engineering. We cannot assure you that pending or future patent applications will issue as patents or that any issued patents will not be invalidated, circumvented or challenged. A portion of our proprietary technology, principally the software that controls the electronics, depends upon unpatented trade secrets and know-how. Also, where we do not have patent protection, competitors may independently develop other equivalent technology or otherwise gain access to our trade secrets, know-how or other proprietary information.

Our future growth could be impaired if we are unable to increase our direct sales infrastructure.

         Our future revenue growth will depend in large part on our ability to successfully expand our direct sales force. We may not be able to successfully manage the expansion of this function or to recruit and train additional direct sales support personnel. If we are unable to hire and retain additional highly skilled direct sales personnel, we may not be able to increase our revenue to the extent necessary to achieve profitability. If we are unable to hire highly trained support personnel we may be unable to meet customer demands. We are not likely to be able to increase our revenues as we plan if we fail to expand our direct sales force. Even if we are successful in expanding our direct sales force capability, the expansion may not result in revenue growth.


We may not be able to establish an effective distribution network or strategic relationships, in which case our sales will not increase as expected.

         We are in the early stages of developing our distribution network and establishing strategic relationships with potentially large volume customers. We may not be able to identify appropriate distributors or customers on a timely basis. The distributors with which we partner may not focus adequate resources on selling our products or may otherwise be unsuccessful in selling them. In addition, we cannot assure you that we will be able to establish relationships with large customers on favorable terms or at all. The lack of success of distributors or customers in marketing our products may adversely affect our financial condition and results of operations.


We may not be able to effectively manage our growth, which would impair our profitability.

         If we are successful in executing our business plan, we will experience growth in our business that could place a significant strain on our management and other resources. Our ability to manage our growth will require us to continue to improve our operational, financial and management information systems, to implement new systems and to motivate and effectively manage our employees. We cannot assure that our management will be able to effectively manage this growth.



We may experience delays in product shipments and increased product costs because we depend on third party manufacturers for sub assemblies.

     We  rely   extensively   on  long  term   subcontracts   with  third  party
manufacturers for AuraGen(R) sub assemblies. The use of third party manufacturers increases the risk of delay of shipments of required sub assemblies that are final assembled and tested in our facilities and increases the risk of higher costs if our manufacturers fail to supply parts when needed and we must look for new suppliers.


Our suppliers and manufacturers may not supply us with a sufficient amount of components which would delay production of our product.

         Although we generally use standard industrial and electrical parts and components for our products, some of our components such as IGBT (transistors) are currently available only from limited sources. We may experience delays in production of the AuraGen(R) if we fail to identify alternate vendors, or any parts supply is interrupted or reduced or there is a significant increase in production costs, each of which could materially adversely affect our business and operations.


Our common stock price may be adversely affected by sales of our common stock by selling stockholders.


         Upon effectiveness of this prospectus, selling stockholders will be able to sell their common stock in the secondary market. Prior to the date of this prospectus these shares were not freely tradable under federal and state securities laws. In addition to the 44,105,343 shares which may be sold under this prospectus, there are 116,450,816 shares which may be offered and sold under other registrations or pursuant to SEC Rule 144, which permits sales of unregistered securities owned for more than one year. Large sales volumes by selling stockholders or market expectations of such sales could adversely affect the market price of our common stock. The average weekly trading volume for the four weeks ending August 10, 2001 was 1,882,500 shares per week.


We have a history of filing late periodic reports with the SEC.

         In June 1999 we failed to file our annual report on Form 10-K on the due date prescribed by the SEC as we were unable to complete the audit of our financial statements. This in turn delayed the filing of three subsequent quarterly reports on Form 10-Q. The delay was occasioned by inadequate financial resources brought about by severe financial difficulties of our computer peripherals subsidiary, NewCom, Inc., which ceased operations in the first quarter of 1999. As a result of the delinquent filings our common stock was delisted from the Nasdaq National Market in July 1999. In February 2000 we completed our financial restructuring and filed all delinquent SEC reports, and we are now listed on the NASD, Inc. OTC Bulletin Board.

         Continued listing on the NASD, Inc. OTC Bulletin Board requires that we timely file periodic SEC reports. Our failure to remain timely, therefore, could result in the delisting of our common stock on the OTC Bulletin Board, which in turn could adversely affect the market liquidity of our common stock. Also, if at any time we do not timely file periodic reports with the SEC, the selling stockholders will be unable to utilize this prospectus to sell their shares until such filings are made.


We may issue additional shares of our common stock without obtaining the approval of our stockholders.

         Our corporate charter currently authorizes our Board of Directors to issue up to 500,000,000 shares of common stock, of which 323,833,438 shares were outstanding as of August 10, 2001. The power of the Board of Directors to issue shares of common stock or warrants to purchase shares of common stock is not subject to stockholder approval under Delaware state law, the state of our corporate organization. Any additional issuance of our common stock may have the effect of further diluting the equity interest of stockholders. As of February 28, 1999, February 29, 2000, and February 28, 2001, the total number of shares outstanding on these dates was 107,752,042, 196,975,392, and 291,081,582, respectively, an increase of 82.8%, and 47.8% during the past two fiscal years.


We have the ability to issue shares of preferred stock without obtaining the approval of our stockholders.

         Our Board of Directors also has the authority to issue up to 10,000,000 shares of preferred stock, none of which are issued or outstanding, and to determine the price, and the rights, preferences, privileges and restrictions, without any further vote or action by our stockholders. Because the holders of preferred stock may be entitled to vote on some matters as a class, issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company. The rights of the holders of common may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire control of our company.


Because our common stock is not traded on Nasdaq or a national or regional, market liquidity for our common stock could be adversely impacted.

         Effective July 1999, our common stock was delisted from the Nasdaq Stock Market, and began trading in the over-the-counter market. Since February 2001, our common stock has been traded in the over-the-counter market on the National Association of Securities Dealers, Inc. OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of or to obtain accurate price quotations and volume information concerning our common stock than if it were listed on the Nasdaq Stock Market or a national or regional exchange.


Because our common stock is subject to rules governing low priced securities, market liquidity for our common stock could be adversely impacted.

         Our common stock trades below $5.00 per share and is not listed on the Nasdaq Stock Market or a national or regional securities exchange. Therefore, our common stock is subject to the low priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the penny stock market. These rules also require that the broker determine, based upon information obtained from the investor, that transactions in penny stocks are suitable for the investor, and require the broker to obtain the written consent of the investor prior to effecting the penny stock transaction. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. So long as our common stock is characterized as a penny stock, the market liquidity for these shares could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell these securities and, in turn, the ability of stockholders to sell their shares in the secondary market.


Future sales of common stock by our stockholders could adversely affect our common stock price.

         As of August 10, 2001, in addition to the shares of our common stock that may be offered by this prospectus, approximately 23.4 million shares of our common stock are issuable upon exercise of outstanding stock options under our employee stock options and an additional approximately 8.8 million shares of our common stock are reserved for issuance of additional options and shares under these plans. There are also currently 21,751,015 shares available for issuance under other outstanding warrants and options. We may issue and sell additional shares of our common stock from time to time in future transactions. Sale of a substantial number of our common shares in the market could adversely affect the price of our common stock.


                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may sell up to 44,105,343 shares of our common stock which they presently own. This prospectus provides you with a general description of our common stock which the selling stockholders may offer. When the selling stockholders sell our common stock, we may provide, if necessary, a prospectus supplement that will contain specific terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Information Available to You."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


         Some matters discussed under the captions "Risk Factors" and "Our Company" and elsewhere in this prospectus or in the information incorporated by reference constitute forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. The discussion of financial trends, strategy, plans or intentions may also include forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These include factors discussed in this prospectus, including information which we have incorporated into this prospectus by reference. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available in the future.


INFORMATION AVAILABLE TO YOU

         Aura Systems, Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement on Form S-3 of which this prospectus is a part, as well as reports, proxy statements and other information filed by Aura, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of such material from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public
Reference Room. The SEC also maintains a World Wide Web site at http:\\www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (like Aura) that file electronically.

         This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement. The SEC allows this prospectus to "incorporate by reference" some other information that Aura files with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that Aura files later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by Aura with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 until all of the securities that we have registered have been sold.

     (1)  Our Annual  Report on Form  10-K/A for the fiscal  year  February  28,
          2001;

     (2)  Our Quarterly  Report on Form 10-Q for the quarter ended May 31, 2001;
          and

     (3) The description of our common stock contained in our Report on Form 8-A filed with the SEC (File No. 0-17249).

         If you make a request for such information in writing or by telephone, we will provide to you, at no cost, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests should be addressed to us as follows:

         Steven C. Veen, Senior Vice President and
         Chief Financial Officer
         Aura Systems, Inc.
         2335 Alaska Avenue
         El Segundo, California 90245
         Telephone:  (310) 643-5300

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.


SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

         All of the shares of common stock covered by this prospectus are being sold for the account of the selling stockholders named in the table below and their pledgees, donees, transferees and other successors in interest. The shares being offered by the selling stockholders include 34,105,343 shares of common stock sold by us to stockholders in private sales; and 10,000,000 shares issued to a selling stockholder as part of a settlement of litigation.

         The shares being offered by the selling stockholders may be sold in one or more transactions (which may involve block transactions) on the NASD, Inc. OTC Bulletin Board or on such other market on which the common stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the shares, short sales, loans or pledges of the shares or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price, a fixed price, a varying price determined at the time of sale, a negotiated price or such other price as the selling stockholders determine from time to time. The shares may also be sold pursuant to Section 4(1) of the Securities Act of 1933 or SEC Rule 144 rather than pursuant to this prospectus.

         The selling stockholders may sell the shares directly to purchasers. The selling stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers or otherwise sell the shares to or through underwriters, broker-dealers or agents. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. Underwriters, broker-dealers or agent may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or purchasers for whom they act as agents. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the shares offered hereby will be issued to, or sold by, the selling stockholders. The selling stockholders and any underwriters, brokers, dealers or agents, upon effecting the sale of any of the shares, may be deemed "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder and any compensation received by an underwriter, broker-dealer or agent may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

         The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any other such person. The foregoing may affect the marketability of the shares.
         We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling stockholders may be required to make in respect thereof. We have also agreed to pay certain expenses incurred in the connection with this registration.

         As to shares owned by Deutsche Financial Services Corp., it may not without our consent sell more than 5,000,000 shares per year in each year following May 9, 2001, may not sell any shares until September 7, 2001, and may not sell more than 50,000 shares in any day.

         Listed below are the names of each selling stockholder, the nature of any material relationship between the selling stockholder and our company or our affiliates, the total number of shares beneficially owned and the number of shares to be sold in this offering by each selling stockholder as of August 10, 2001, and the percentage of common stock owned by each selling stockholder after this offering:

                                                                                 Number of
                                                     Shares of                   Shares of
                                                   Common Stock               Common Stock to

                                                       Owned                   be Offered for
                                                   Beneficially                   Selling

                                                     Prior to                  Stockholder's     Shares of Common Stock Owned
                                                   Offering (1)                 Account (1)     After Completion of Offering
                                                   ------------                 -----------                         --------
                                                                                                             (1)

Name                                                  Number                                         Number          Percent
----                                                  ------                                         ------          -------
Koyah Leverage Partners, L.P.                      13,674,751     (2)(4)      4,117,647         9,557,104          3.0
Koyah Partners, L.P.                               3,126,689      (3)(4)      882,353           2,244,336          *
Koyah Community Partners, L.P.                     280,000        (4)         180,000           100,000            *
Forrest Magers                                     851,268        (5)         150,000           701,268            *
Wendell Reugh                                      365,800        (6)         300,000           65,800             *
James M. Simmons                                   19,560,617     (4)(7)      6,280,000         13,280,617         5.7
Congregation Oir HaChaim                           440,909        (8)         440,909           -                  -
Lawrence A. Diamant                                258,715        (9)         73,530            185,185            *
Robinson, Diamant & Wolkowitz PC                   611,607        (10)        142,857           468,750            *
Prindle, Decker & Amaro LLP                        1,200,657      (11)        625,000           575,657            *
Liner, Yankelevitz Sunshine &                      19,202         (12)        19,202            -                  -
  Reginstreif LLP
Interwest Transfer Co., Inc.                       315,000        (13)        100,000           215,000            *
Lancer Partners LP                                 3,289,367      (14)        3,289,367         -                  -
Lancer Offshore Inc.                               9,090,536      (14)        6,395,536         2,695,000          1.2
The Viator Fund Ltd                                400,000        (14)        400,000           -                  -
The Orbiter Fund Ltd                               781,250        (14)        781,250           -                  -
Michael Lauer                                      17,464,030     (15)        13,388,454        4,075,576          1.7
Martin Garvey                                      662,500                    662,500           -                  -
Eric Hauser                                        575,000                    575,000           -                  -
Capital Research Ltd                               2,135,228      (16)        2,135,228         -                  -
Bruce D. Cowen                                     5,484,212      (16)(17)    3,877,761         1,606,451          *
Jacob David Cowen                                  90,909                     90,909                               *
Judith Cowen                                       100,000                    100,000           -                  -
Samuel S. Guzik                                    500,000        (18)        125,000           375,000            *
Deutsche Financial Services Corp.                  10,000,000     (19)        10,000,000        -                  -
Vinson Investment Holdings                         1,400,000      (20)        1,000,000         400,000            *
Suryakant Shah in trust for Leala Shah                125,685                    125,685        -                  -
American Friends of Karen Chava Bnai Levi             260,000     (8)            260,000        -                  -
Suryakant Shah in trust for Neal Shah                 125,000                    125,000        -                  -
John B. Amos Insurance Trust                          545,454     (21)           545,454                           -
Patricia Elizabeth Diaz-Verson                          36,364    (21)             36,364                          -
Salvador Diaz-Verson III                                36,364    (21)             36,364                          -
Salvador Diaz-Verson, Jr.                          1,915,128      (21)           290,909        1,624,219          *
Delaware Charter FBO John Carlisle SEP                  45,455                     45,455                          -
   IRA 51-009993
Lawrence H. Lempert                                   160,000                    160,000                           -
Hilton Chododrow                                        90,909                     90,909                          -
The Carl Albert Trust Dated 6-7-91                 1,220,893      (22)           909,091        311,802            -
Edgar O. Appleby                                      200,000                   200,000                            -
Hsin Chong Machinery Works Co., Ltd                1,580,789                  1,580,789                            -
Aaron Mizrahi                                      1,241,590                  1,241,590         -                  -
Penny Lane Partners, L.P.                             909,091                    909,091                           -

----------------------------
*        Less than 1%.




(1) Assumes the sale of all shares offered pursuant to this prospectus. The actual number of shares of common stock offered hereby, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable by reason of any stock split, stock dividend or similar transaction involving the common stock in accordance with Rule 416 under the Securities Act.

(2) Includes 2,575,000 shares issuable upon exercise of warrants held by Koyah Leverage Partners, L.P.

(3) Includes 625,000 shares issuable upon exercise of warrants held by Koyah Partners, L.P.

(4) Koyah Ventures, LLC is the general partner of Koyah Leverage Partners, L.P., Koyah Partners, L.P., Koyah Community Partners, L.P. and, as a result, has shared voting and dispositive power over these shares held by both entities. ICM Asset Management, Inc. is the investment advisor to Koyah Leverage Partners, L.P., Koyah Partners, L.P., Koyah Community Partners, L.P. and, as a result, has shared voting and dispositive power over these shared held by both entities. James M. Simmons is the managing member of Koyah Ventures, LLC and the chief investment officer and controlling shareholder of ICM Asset Management, Inc. and as a result has shared voting and dispositive power over these shares held by both entities. Each of these entities or persons disclaims beneficial ownership in these shares except to the extent of such entity's or person's pecuniary interest in these shares and disclaims membership in a group with any other entity or person within the meaning of Rule 13d-5(b) (1) under the Exchange Act.

(5) Includes 15,329 shares held by Mr. Magers' spouse and 597,000 shares held by a trust for the benefit of Mr. Magers and his spouse. Mr. Magers is a co-trustee of this trust and as a result has shared voting and dispositive power over these shares held in trust. Each of these entities or persons disclaims beneficial ownership in these shares except to the extent of such entity's or person's pecuniary interest in these shares and disclaims membership within a group with any other entity or person within the meaning of Rule13d-5(b)(1) under the Exchange Act.

(6) Includes 50,000 shares held by a corporation controlled by Mr. Reugh. Each of these entities or persons disclaims beneficial ownership in these shares except to the extent of such entity's or person's pecuniary interest in these shares and disclaims membership within a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Exchange Act.

(7) Mr. Simmons has voting and dispositive power over 19,560,617 shares of which 1,262,109 shares are held of record by Mr. Simmons and other family members. The balance of 18,298,508 shares include: (i) 13,674,751 shares held by Koyah, Leverage Partners L.P.; (ii) 3,126,689 shares held by Koyah Partners L.P.; (iii) 280,000 shares held by Koyah Community Partners, L.P.;
     (iv) 851,268 shares held by Forrest Magers and (v) 365,800 shares held by Wendell Reugh. The total shares offered in this registration is 6,280,000 shares of which 650,000 shares are registered for Mr. Simmons and other family members. The balance of 5,630,000 shares are comprised of (i) 4,117,647 shares for Koyah Leverage Partners, L.P.; (ii) 882,353 shares for Koyah Partners; L.P.; (iii) 180,000 shares for Koyah Community Partners, L.P.; (iv) 150,000 shares for Forrest Magers; and (v) 300,000 shares for Wendell Reugh. The shares owned upon completion of this offering are 13,280,617 shares of which 612,109 shares are held by Mr. Simmons and other family members. The balance of 12,688,501 shares is comprised of (i) 9,557,104 shares for Koyah Leverage Partners L.P.; (ii) 2,244,336 shares for Koyah Partners L.P.; (iii) 100,000 shares for Koyah Community Partners L.P.; (iv) 701,268 shares for Forrest Magers; and (v) 65,800 shares for Wendell Reugh. Each of these entities or persons disclaims beneficial ownership in these shares except to the extent of such entity's or person's pecuniary interest in these shares and disclaims membership within a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Exchange Act.

(8) Rabbi Eli Melech Lowey has sole voting and dispositive power with respect to these shares.

(9) During the past two years Mr. Diamant has served as legal counsel to Aura and has received these shares pursuant to an investment in a private placement.

(10) During the past two years this firm has served as legal counsel to Aura and has received these shares in payment of fees.

(11) During the past two years this firm has served as legal counsel to Aura and has received these shares in payment of fees.

(12) During the past two years this firm has served as legal counsel to Aura and has received these shares in payment of fees.

(13) During at least the past three years this firm has served as Aura's transfer agent and has received these shares in payment of obligations to this selling stockholder.

(14) Michael Lauer is the fund manager for these entities and has sole voting and dispositive power over these shares in such capacity. Each of these entities or persons disclaims beneficial ownership in these shares except to the extent of such entity's or person's pecuniary interest in these shares and disclaims membership within a group with any other entity or person within the meaning of Rule13d-5(b)(1) under the Exchange Act.

(15) Mr. Lauer has sole voting and dispositive power over 17,464,033 shares of which 3,902877 shares are held of record. The balance of 13,561,153 shares include: (i) 3,289,367 shares held by Lancer Partners, L.P.; (ii) 6,395,536 shares held by Lancer Offshore, Inc.; (iii) 400,000 shares held by The Viator Fund Ltd.; and (iv) 781250 shares held by The Orbiter Fund Ltd. The total shares offered in this registration is 13,388,454 shares of which 2,522,301 shares are registered for Mr. Lauer. The balance of 10,866,153 shares are comprised of (i) 3,289,367 for Lancer Partners, L.P.; (ii) 6,395,536 of Lancer Offshore, Inc.; (iii) 400,000 for The Viator Fund, Ltd.; and (iv) 781,250 shares for The Orbiter Fund Ltd. The shares owned upon completion of this offering are 2,695,000 shares for Lancer Offshore, Inc. and 1,380,576 shares for Mr. Lauer. Each of these entities or persons disclaims beneficial ownership in these shares except to the extent of such entity's or person's pecuniary interest in these shares and disclaims membership within a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Exchange Act.

(16) Bruce D. Cowen is the Chairman of this entity and has sole voting and dispositive power over these shares in such capacity. Mr. Cowen disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in these shares and disclaims membership within a group with any other entity or person within the meaning of Rule13d-5(b)(1) under the Exchange Act.

(17) Mr. Cowen has sole voting and dispositive power over 5,484,212 shares of which 2,135,228 shares are held by Capital Research Ltd. and 3,348,984 shares are held of record by Mr. Cowen. Of these shares which Mr. Cowen has sole voting and dispositive power, 3,877,761 shares are being offered in this registration of which 2,135,228 are for Capital Research Ltd. and 1,742,533 are being offered for Mr. Cowen. Shares owned under Mr. Cowen's sole voting and dispositive power after completion of this offering are 1,606,451 shares, all of which Mr. Cowen holds of record. Each of these entities or persons disclaims beneficial ownership in these shares except to the extent of such entity's or person's pecuniary interest in these shares and disclaims membership within a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Exchange Act.

(18) During at least the past three years Mr. Guzik has served as legal counsel to Aura and has received these shares in payment of fees.

(19) These shares have been issued as part of a settlement entered into between this selling stockholder and Aura in connection with certain obligations of NewCom, Inc. which were guaranteed by Aura.

(20) J. C. Raphael has sole voting and dispositive power with respect to these shares.

(21) Salvador Diaz Verson, Jr. is a member of Aura's Board of Directors. The shares include 1,296,946 shares which Mr. Diaz-Verson owns of record. It also includes 545,454 shares which are held by John B Amos Insurance Trust over which he has voting and disposition power and in which he disclaims beneficial ownership, except to the extent of his pecuniary interest in these shares. The shares also include 72,728 to his children which he disclaims any beneficial ownership interest.

(22) Carl A. Albert is a member of Aura's Board of Directors. The shares also include an additional 311,802 shares which are owned by The Carl A. Albert Trust and to which Mr. Albert disclaims beneficial ownership interest.


                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of common stock offered in this prospectus will be passed upon for us by Guzik & Associates, Los Angeles, California. Included in this prospectus are 75,000 shares of common stock owned by Samuel S. Guzik, who is a principal in the firm of Guzik & Associates. Mr. Guzik is the beneficial owner of less than 1% of our common stock.

                                     EXPERTS


     Our consolidated financial statements for the year ended February 28, 2001, incorporated by reference in this prospectus and registration statement, have been audited by Singer Lewak Greenbaum & Goldstein LLP, and our consolidated financial statements for the years ended February 29, 2000, and February 28, 1999, incorporated by reference in this prospectus and registration statement, have been audited by Pannell Kerr Forster, Certified Public Accountants, a Professional Corporation. The financial statements and schedules have been so incorporated by reference in reliance upon the respective reports given the authority of these firms as experts in accounting and auditing.

TABLE OF CONTENTS

SUMMARY..............................................................

RISK FACTORS.........................................................

ABOUT THIS PROSPECTUS................................................

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS  ..................

INFORMATION AVAILABLE TO YOU.........................................

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE......................

SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION........................

LEGAL MATTERS........................................................

EXPERTS..............................................................

PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth the expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.


SEC registration fee .....................................$      865.00
Blue Sky fees and expenses ....................................1,000.00
Accounting fees and expenses ................................. 1,000.00
Legal fees and expenses ...................................... 7,500.00
Printing and engraving expenses .............................  1,000.00
Registrar and Transfer Agent's fees ............................ 500.00
Miscellaneous fees and expenses ................................ 500.00
Total .......................................................$12,365.00


Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Registrant has entered into agreements with its directors to provide indemnity to such persons to the maximum extent permitted under applicable laws.

Item 16.  Exhibits and Financial Statement Schedules

         (a)      Exhibits:

(1)......2.1      Certificate of Incorporation of Registrant.
(2)......4.3      Bylaws of Registrant.
         5.1      Opinion of Guzik & Associates.

         10.44.1  Subscription  Agreement  Dated as of March 16, 2001 with Koyah Leverage  Partners,  L.P.,  Koyah  Partners,
                  L.P., James M. Simmons, Wendell Reugh, and Forrest Magers.
         10.44.2  Registration  Rights  Agreements  Dated as of March 16,  2001 with Koyah  Leverage  Partners,  L.P.,  Koyah
                  Partners, L.P., James M. Simmons, Wendell Reugh, and Forrest Magers.
         10.44.3  Warrant  Agreement Dated as of March 16, 2001 with Koyah Leverage  Partners,  L.P.,  Koyah Partners,  L.P.,
                  James M. Simmons, Wendell Reugh, and Forrest Magers.
         10.45    Form Subscription Agreement Dated as of August 2001.
         23.1     Consent of Singer Lewak Greenbaum Goldstein LLP.
         23.2     Consent of Pannell Kerr Forster, certified public accountants.

(3)      23.2     Consent of Guzik & Associates.
         24.1     Power of Attorney (previously filed with this registration statement)

---------------------------


(1) Incorporated by reference to the registrant's Form 10-K/A for the year ended February 29, 2000, as filed with the Commission on May 15, 2001.


(2) Incorporated by reference to the Exhibits to the registration statement on Form S-1 (File No. 33-19531)

(3)  Included in Exhibit 5.1.

         (b)      Financial Statement Schedules

         None.


Item 17.  Undertakings

     (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


         (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         (d) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California, on the 14th day of August 2001.


                    AURA SYSTEMS, INC.

                    By   /s/ Zvi (Harry) Kurtzman
                         ---------------------------------------------
                           Zvi (Harry) Kurtzman
                           Chairman of the Board and
                           Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Zvi (Harry) Kurtzman                      Chairman of the Board,
------------------------------------
Zvi (Harry) Kurtzman                          and Director                                         August 14, 2001
                                              (Chief Executive Officer)

/s/ Steven C. Veen                            Vice President, Chief
----------------------------------------                                                           August 14, 2001
Steven C. Veen                                Financial Officer, (Principal Financial
                                              Officer and Principal Accounting Officer)

/s/ Stephen A. Talesnick*                     Director                                             August 14, 2001
------------------------------------
Stephen A. Talesnick

/s/ Norman Reitman*                           Director                                             August 14, 2001
-------------------
Norman Reitman

/s/ Harvey Cohen*                             Director                                             August 14, 2001
--------------------
 Harvey Cohen

/s/ Salvador Diaz-Verson, Jr.*                Director                                             August 14, 2001
---------------------------------
Salvador Diaz-Verson, Jr.

/s/ Harry Haisfield*                          Director                                             August 14, 2001
------------------------------------
Harry Haisfield

/s/ Neal Meehan*                              Director                                             August 14, 2001
------------------------------
Neal Meehan

/s/ William Richbourg*                        Director                                             August 14, 2001
------------------------------------
William Richbourg

                                              Director                                             August 14, 2001
------------------------------------
Carl A. Albert

*By:  /s/ Steven C. Veen                                                                           August 14, 2001
      ------------------
      Steven C. Veen, Attorney-in-fact

EXHIBIT 5.1

Guzik & Associates
1800 Century Park East, Fifth Floor
Los Angeles CA 90067
(310) 788-8600


August 14, 2001

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:


         We have acted as counsel to Aura Systems, Inc., a Delaware corporation (the "Company"), in connection with the preparation and filing by the Company of its registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, pertaining to the offering and sale from time to time by and for of the account of the Selling Stockholders named therein of up to 44,105,343 shares (the "Shares") of the Company's common stock, par value $.005 per share ("Common Stock").

         In so acting, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Company's Certificate of Incorporation and Bylaws, and such other corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

         Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that the Shares have been duly authorized, validly issued, fully paid and non-assessable. The opinions expressed herein are limited to the corporate laws of the State of Delaware and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

         We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our Firm under the caption "Legal Matters" in the prospectus contained therein.


                                Very truly yours,

                             /s/ Guzik & Associates